Liquid Media Announces At-The-Market Equity Program

VANCOUVER, British Columbia, August 25, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it has entered into a sales agreement (the “ATM Agreement”) with Virtu Americas LLC (the “Sales Agent”) for an at-the-market distribution program (the “ATM Program”).

The ATM Agreement will allow the Company to distribute up to US$6,051,342 of common shares of the Company (the “Offered Shares”) under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Sales Agent. The Offered Shares sold under the ATM Program, if any, will be sold on the Nasdaq at the prevailing market prices at the time of the sale. No Offered Shares will be offered or sold in Canada.

The Company intends to use the net proceeds of any such sales under the ATM Program for working capital purposes, expanding existing businesses or acquiring or investing in business, debt reduction or debt refinancing, capital expenditures, and other general corporate purposes.

Any sales of Offered Shares may be made in sales that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended. The Company is not obligated to make any sales of Offered Shares under the ATM Agreement.

The offering is being made only by means of a prospectus contained in the shelf registration statement on Form F-3 (File No. 333-237982) (the “Base Prospectus”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 4, 2020 and declared effective by the SEC on May 15, 2020 and the related prospectus supplement dated August 24, 2021 (the “Prospectus Supplement”). Prospective investors should read the Base Prospectus, the Prospectus Supplement and all other documents that the Company has filed with the SEC that are incorporated by reference to the Base Prospectus and Prospectus Supplement for more complete information about the Company, including information about the ATM Program and the risks associated with investing in the Company. Copies of the Prospectus Supplement and accompanying Base Prospectus may be obtained on the SEC’s website at www.sec.gov or by contacting Virtu Americas LLC by phone at (646) 682-6322, or by emailing atm@virtu.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Investor / Business
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Industry
Jane Owen
Jane Owen PR
+1 (323) 819-1122
jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release may constitute "forward-looking information", including those regarding the future issuance of Offered Shares sold under the ATM Program and the intended use of proceeds raised from the ATM Program. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends”, “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks that the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the ATM Program; management has broad discretion in the use of proceeds from the ATM Program; risks inherent to the Company’s business and those other risks described in filings with Canadian securities regulators and the SEC. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.